Exhibit 99.1

company statement

22 March 2006	For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 or Mob: 0419 731 371. For analyst enquiries please contact Peter Baker on Tel: 61 2 8274 5318 or Mob: 0417 443 482.
JAMES HARDIE RECEIVES
AMENDED TAXATION ASSESSMENT
Further to its statement to the ASX on Monday 20 March 2006, James Hardie today announced it has now received an amended assessment from the Australian Taxation Office (ATO) in respect of its calculation of net capital gains arising as a result of a corporate restructure during the 1999 financial year.
The amended assessment is for a total of A$412 million. As foreshadowed in the statement of Monday 20 March 2006, the total comprises primary tax of A$172 million and penalties of A$43 million (being 25% of primary tax). In addition, it includes general interest charges of A$197 million. The amount of the general interest charges was not available at the time of the 20 March 2006 statement. The interest is allowable as an income tax deduction in the year in which it is incurred. The amount payable is due on 26 April 2006.
James Hardie will consider lodging an application for part payment of the amount due under the amended assessment in accordance with ATO policy.
James Hardie Chief Financial Officer, Russell Chenu, reiterated that, “James Hardie strongly disputes the assessment and will pursue all avenues of objection and appeal to contest the ATO’s position on this matter.
“Following legal and tax advice both at the time of the transaction and during ATO enquiries, the Company believes its tax position will ultimately prevail.”
Mr Chenu confirmed statements made to the ASX on Monday 20 March 2006 that James Hardie understood the ATO has accepted James Hardie’s submission that it has a ‘reasonably arguable position’. James Hardie has been advised that for the ATO to determine that the Company has a ‘reasonably arguable position’, the ATO must have concluded that, having regard to relevant case law and other authorities, it is about as likely as not that the Company’s position is correct.
Under the law, ‘reasonably arguable position’ means that the additional penalty of 50% of the tax that otherwise applies automatically in Part IVA cases will be reduced to 25%, as is the case in this instance.
Mr Chenu also reiterated that James Hardie expects to have adequate available cash and existing unutilised debt facilities to meet payment obligations under the amended assessment, as well as the initial funding payment to the proposed asbestos compensation fund.

The amended assessment relates to a transaction by a James Hardie subsidiary, RCI Pty Ltd (RCI), as part of an internal corporate restructure of the James Hardie Group in 19981 ahead of the proposed initial public offering of 15% of James Hardie NV (JHNV), a European subsidiary of James Hardie Industries Limited (JHIL), on the NYSE. Ultimately the initial public offering did not proceed.
At the time, RCI was James Hardie’s holding company for the Group’s non-Australian operations, and owned all the shares in the US subsidiary which owned the US operations. In October 1998 RCI sold its shares in the US subsidiary into a new European holding structure headed by JHNV. The ATO’s capital gains tax calculation is based upon the transfer of shares by RCI.
END
Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Peter Baker
Executive Vice President, Australia
Telephone: 61 2 8274 5318
Mobile: 0417 443 482
Email: peter.baker@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

[1]	The 1998 restructure did not involve the establishment of the Medical Research and Compensation Foundation (MRCF), or the subsequent scheme of arrangement which resulted in James Hardie Industries NV (JHINV) replacing James Hardie Industries Limited (JHIL) as the ASX-listed parent entity in 2001.

Disclaimer
     This Company Statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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